HYPOTHEKENBANK IN ESSEN AG

07026213

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

2007 AUG 24 A 2:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	21.08.07

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

PROCESSED
AUG 28 2007
THOMSON
FINANCIAL

Please find enclosed Essen Hyp´s website as of July 31, 2007 (English version and the Press Release as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007 (English and German version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

RECEIVED 2007 AUG 21 A 2:

14.08.2007

Pressemitteilung

Zwischenbericht der Hypothekenbank in Essen AG zum 30. Juni 2007

- **Bilanzsumme bei € 98,5 Mrd.**
- **Kernkapitalquote von 6,8 % auf 7,7 % verbessert**
- **Neuzusagen von Kommunalkrediten um 58% auf € 6,8 Mrd. im Vergleich zum Vorjahreszeitraum gestiegen**

Kapitalmarktgeschäft
Die Neuzusagen im Kapitalmarktgeschäft beliefen sich zum Stichtag auf insgesamt € 15,9 Mrd. (€ 16,9 Mrd.). Darunter waren € 15,8 Mrd. (€ 16,5 Mrd.) an Darlehen und Wertpapieren, die in die Deckung der öffentlichen Pfandbriefe aufgenommen werden konnten.

Im ersten Halbjahr 2007 gelang es erstmalig, syndizierte Kredite an Kreditinstitute mit einem Volumen von € 120,0 Mio. abzuschließen. Außerdem wurde die Möglichkeit zum Erwerb von Credit Default Swaps (CDS) neu in den Produktkatalog aufgenommen. Im Berichtszeitraum betrug das gehandelte Volumen in diesem Bereich € 400,0 Mio.

Der Kapitalmarktbestand erhöhte sich von € 77,0 Mrd. um 1,0 % auf € 77,8 Mrd.. Korrespondierend zur Internationalisierungsstrategie der Bank verringerte sich der Anteil von Darlehen an inländische Adressen um 1,4 % von € 49,9 Mrd. auf € 49,2 Mrd. Demgegenüber erhöhte sich der Bestand an Ausleihungen innerhalb der EU, an andere europäische Staaten sowie an Länder in Asien und Nordamerika und in den übrigen Regionen von € 27,1 Mrd. um 5,5 % auf € 28,6 Mrd.

„Ich bin zufrieden, dass wir sowohl mit unserer Internationalisierungsstrategie als auch mit unserer Planung, neue Produkte in unseren Bestand zu nehmen, ein ganzes Stück weiter gekommen sind. Ich sehe uns auf einem guten Weg, auch für zukünftige Herausforderungen gerüstet zu sein", so Wolfgang Groth, für den Kapitalmarkt zuständiger Vorstand in der Essen Hyp.

Immobiliengeschäft
Im ersten Halbjahr 2007 wurden Hypothekarkredite mit einem Volumen von € 0,6 Mrd. (€ 1,1 Mrd.) neu zugesagt. Bei diesen verringerte sich im Vergleich zum Vorjahreszeitraum der Anteil der Zusagen für wohnwirtschaftliche Finanzierungen auf 44,3 % (78,1 %). Schwerpunkt war im Berichtszeitraum die Finanzierung gewerblicher Objekte mit 55,7 % (21,9 %). Die Gliederung nach Ländern weist insgesamt für Ausleihungen außerhalb Deutschlands einen Anteil von 27,3 % aus. Das entspricht gegenüber dem Vorjahreszeitraum einer Zunahme um 18,8 Prozentpunkte. Im Segment der gewerblichen Immobilienfinanzierungen wurde im Berichtszeitraum insgesamt ein Volumen in Höhe von € 0,3 Mrd. (€ 0,3 Mrd.) vergeben. Der Schwerpunkt der Abschlüsse lag mit einem Anteil von

60,8 % (28,1 %) im Bereich der Büroimmobilien. Auf Handels- und Kaufstätten entfielen 34,0 % (61,5 %). Der verbleibende Anteil entfiel im Wesentlichen auf Logistikimmobilien und Industriegebäude sowie sonstige Nichtwohngebäude.

Der Gesamtbestand an Immobilienfinanzierungen belief sich zum 30.6.2007 auf € 8,3 Mrd. nominal (€ 8,2 Mrd.). Im wohnwirtschaftlichen Segment blieb der Bestand mit € 5,9 Mrd. (€ 5,9 Mrd.) ebenso wie der Bestand an gewerblichen Immobilienfinanzierungen mit einem Volumen von € 2,4 Mrd. (€ 2,3 Mrd.) in etwa auf dem Niveau zum Jahresultimo 2006. Die Zinsanpassungsquote im Bestandsgeschäft lag zum Berichtszeitpunkt bei 46,1 % (31,7 %).

Refinanzierung
Im Berichtszeitraum emittierte die Bank insgesamt Schuldverschreibungen in Höhe von € 11,2 Mrd. (€ 26,2 Mrd.). Von diesem Neugeschäft entfielen € 4,1 Mrd. (€ 14,3 Mrd.) auf öffentliche Pfandbriefe, € 0,2 Mrd. (€ 1,8 Mrd.) auf Hypothekenpfandbriefe und € 6,9 Mrd. (€ 10,1 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte mit einem Volumen von € 4,6 Mrd. (€ 6,0 Mrd.) zum überwiegenden Teil revolvierend über das Commercial Paper Program der Essen Hyp.

Erträge und Aufwendungen
Der Zinsüberschuss sank im Berichtszeitraum von einem Vorjahreswert per 30.06.2006 von € 152,1 Mio. auf € 98,7 Mio., ein Rückgang, der im Wesentlichen auf das schwierige Marktumfeld mit einer flachen Zinsstrukturkurve und insgesamt steigenden Zinsen zurückzuführen ist.
Die Provisionserträge blieben dagegen mit € 3,0 Mio.(€ 2,6 Mio.)[1] in etwa auf dem Niveau der vergleichbaren Vorjahresperiode. Die Provisionsaufwendungen reduzierten sich auf € 10,3 Mio. (€ 16,4 Mio.). Hierin enthalten sind Provisionsaufwendungen in Höhe von € 4,7 Mio. für von der Commerzbank vermittelte wohnwirtschaftliche Immobilienfinanzierungen, die in den Folgejahren zur Erhöhung des Zinsüberschusses führen werden. Per Saldo wurde für den Berichtszeitraum ein Provisionsergebnis von € –7,3 Mio. (€ –13,8 Mio.) erreicht.
Zins- und Provisionsüberschuss zusammen lagen im ersten Halbjahr bei € 91,4 Mio. (€ 138,3 Mio.).

Die Verwaltungsaufwendungen stiegen im ersten Halbjahr 2007 um € 4,3 Mio. auf € 23,2 Mio. (€ 18,9 Mio.). Hiervon entfielen € 10,0 Mio. (€ 7,9 Mio.) auf Personalkosten, deren Anstieg im Wesentlichen auf notwendige Neueinstellungen sowie die Übernahme von Nachwuchskräften zurückzuführen ist.

Im ersten Halbjahr lag das Betriebsergebnis der Bank bei € 49,6 Mio. (€ 89,1 Mio.). Der Halbjahresüberschuss ging wegen des geringeren Zinsergebnisses von € 68,8 Mio. auf € 35,6 Mio. zurück.

Ausblick
Die Essen Hyp hat es, wie alle Finanzinstitute, mit einem anhaltend schwierigen Marktumfeld zu tun. Vor allem der flache Verlauf der Zinsstrukturkurve wird auch weiterhin das

[1] Die in Klammern genannten Werte sind entsprechend der hinten angehängten Tabelle entweder Vergleichswerte per 31.12.06 (Zahlen aus der Bilanz), bei den Zahlen zur Geschäftsentwicklung und Ertragslage die Werte per 30.06.06.

Zinsergebnis belasten. Der Vorstand erwartet deshalb auch zum Jahresende ein im Vergleich zum Vorjahr rückläufiges Ergebnis.

Von dem Thema Subprime Mortgage Market in den USA ist die Bank nicht betroffen, da es kein direktes oder indirektes Engagement in diesem Segment gibt.

Den vollständigen Zwischenbericht finden Sie unter www.essenhyp.de.

Ihre Ansprechpartnerin für weitere Fragen:

Caroline Fischer
Abteilungsleiterin Public Relations Management
Gildehofstr. 1, 45127 Essen
Tel.: 0201 / 81 35 495, Fax: 0201 / 81 35 469
Email: caroline.fischer@essenhyp.com

Zahlen aus der Bilanz	30.06.2007 Mio. €	31.12.2006 Mio. €	Veränderung in %
Bilanzsumme	98.499	102.357	-3,77
eingezahltes Kapital und Rücklagen	846	749	12,95
Genussrechte	288	288	0
nachrangige Verbindlichkeiten	388	373	4,02
Forderungen			
Hypothekendarlehen	8.205	8.074	1,62
Kommunalkredite	33.753	33.249	1,52
fremde Wertpapiere	45.147	45.109	0,08
andere Forderungen	9.278	12.802	-27,53
Verbindlichkeiten			
gegenüber Kreditinstituten	13.257	12.767	3,84
gegenüber Kunden	7.980	7.384	8,07
verbriefte Verbindlichkeiten	75.318	80.320	-6,23

Geschäftsentwicklung und Ertragslage	30.06.2007 Mio. €	30.06.2006 Mio. €	Veränderung in %
Neugeschäft			
Hypothekendarlehen	565	1.062	-46,80
Kommunalkredite	6.760	4.272	58,24
fremde Wertpapiere	9.186	12.613	-27,17
Gewinn- und Verlustrechnung			
Zinsüberschuss	98,7	152,1	-35,11
Zins- und Provisionsüberschuss	91,4	138,3	-33,91
Verwaltungsaufwendungen	23,2	18,9	22,75
Betriebsergebnis vor Risikovorsorge	65,3	121,4	-46,21
Risikovorsorge	-15,7	-32,3	-51,39
Betriebsergebnis	49,6	89,1	-44,33
Halbjahresüberschuss	35,6	68,8	-48,26

HYPOTHEKENBANK IN ESSEN AG

August 14, 2007

Press release

Interim Report of Hypothekenbank in Essen AG as of June 30, 2007

- **Balance sheet total at €98.5bn**
- **Core capital ratio improved from 6.8% to 7.7%**
- **New public-sector loans rose 58% to €6.8bn compared to the first half of 2006**

Capital markets

As of June 30, 2007 new loans in the capital markets segment totaled €15.9bn (€16.9bn). New transactions included €15.8bn (€16.5bn) in loans and securities eligible to serve as cover for our public-sector Pfandbriefe.

In the first half of 2007 we were able to close, for the first time, syndicated loans to credit institutions totaling €120m. Furthermore, we added to our product range the option to buy credit default swaps (CDS). In the period under review the total volume traded in this segment was €400m.

Our total capital markets portfolio increased by 1% from €77bn to €77.8bn. In line with our internationalization strategy the portion of loans to domestic borrowers declined by 1.4% from €49.9bn to €49.2bn. Simultaneously, the portion of loans to borrowers in the EU, other European countries, North America and other foreign countries rose 5.5% from €27.1bn to €28.6bn.

"I am pleased to say that we have made good progress as regards our internationalization strategy and our plans to add new products to our portfolio. I feel that we are well on our way to preparing ourselves for future challenges," said Wolfgang Groth, Member of the Board of Managing Directors responsible for Essen Hyp's capital markets business.

Real estate finance

In the first half of 2007 we granted new real estate loans totaling €0.6bn (€1.1bn). While the share of new residential loans decreased to 44.3% (78.1%) compared to the same period in the previous year, the main focus was on commercial loans which made up 55.7% (21.9%) of the total. The breakdown by country shows total lending outside Germany at 27.3%, an increase of 18.8 percentage points compared to the same period in the previous year. New commercial loans totaled €0.3bn (€0.3bn) in the reporting period. At 60.8% (28.1%) the emphasis of our closings was on office buildings. Retail space accounted for 34% (61.5%). The remaining loans essentially relate to logistics centers and industrial space, as well as to other non-residential properties.

As of June 30, 2007 the mortgage loan portfolio totaled €8.3bn (€8.2bn) in nominal terms. The residential loan portfolio remained at the level posted at year-end 2006, totaling €5.9bn

(€5.9bn). Similarly, the commercial loan portfolio remained basically unchanged at €2.4bn compared to €2.3bn at year-end 2006. The loan extension ratio, i.e. the percentage of loans renewed on the repricing date, was 46.1% (31.7%) at the end of the reporting period.

Funding
In the period under review Essen Hyp issued bonds to the amount of €11.2bn (€26.2bn). Of this figure, public-sector Pfandbriefe accounted for €4.1bn (€14.3bn), mortgage Pfandbriefe for €0.2bn (€1.8bn) and other bonds not requiring cover for €6.9bn (€10.1bn). At €4.6bn (€6bn) most of these uncovered bonds were issued as revolving credit via our bank's Commercial Paper Program.

Income and expenses
In the reporting period net interest income declined from €152.1m as of June 30, 2006 to €98.7m. This decline can mostly be ascribed to the difficult market environment which is characterized by a flat yield curve and an overall increase in interest rates.
Commission income remained basically unchanged and amounted to €3bn compared to €2.6bn[1] as of June 30, 2006. Commission expenses decreased from €16.4m to €10.3m. This figure includes commission paid to Commerzbank AG for brokering home loans totaling €4.7m. These payments will in future years lead to corresponding improvements in our net interest income. Net commission expenses totaled €7.3m (€13.8m) in the reporting period. Net interest and commission income thus came to €91.4m (€138.3m).

General operating expenses rose by €4.3m to €23.2m (€18.9m) in the first half of 2007. This figure includes personnel expenses totaling €10m (€7.9m). This increase in personnel expenses mainly resulted from the necessary recruitment of new staff, as well as from junior staff added during the reporting period.

In the first half of 2007 the bank's operating result came to €49.6m (€89.1m). Due to the decline in net interest income, net income for the first half of the year decreased from €68.8m to €35.6m.

Outlook
Similar to all financial institutions, Essen Hyp has to cope with a persistently difficult market environment. The flat yield curve, in particular, will continue to have a negative impact on net interest income. Accordingly, the Board of Managing Directors expects that Essen Hyp will post a lower net income year-on-year also at year-end 2007.

Essen Hyp is not affected by the developments in the U.S. subprime mortgage markets, because the bank does not have any direct or indirect exposure in this segment.

The complete interim report is available at www.essenhyp.de (German version; English version to follow).

---

[1] As can be seen from the following table, the figures in brackets are either figures as at year-end 2006 (figures from the balance sheet) or , in the case of figures relating to business performance and earnings, figures as of June 30, 2006.

Your contact for additional information:

Caroline Fischer
Head of Public Relations Management
Gildehofstr. 1, 45127 Essen/Germany
Tel.: +49 201 8135-495; Fax: +49 201 8135-469
E-mail: caroline.fischer@essenhyp.com

Figures from the balance sheet	Jun 30, 2007 in € m	Dec 31, 2006 in € m	Change in %
Balance sheet total	98,499	102,357	-3.77
Subscribed capital and reserves	846	749	12.95
Profit-sharing certificates	288	288	0
Profit-sharing certificates	388	373	4.02
Claims			
Mortgage loans	8,205	8,074	1.62
Public-sector loans	33,753	33,249	1.52
Securities issued by other borrowers	45,147	45,109	0.08
Other loans/other claims	9,278	12,802	-27.53
Liabilities			
to banks	13,257	12,767	3.84
to customers	7,980	7,384	8.07
Securitized liabilities	75,318	80,320	-6.23

Business performance and earnings	Jun 30, 2007 in € m	Jun 30, 2006 in € m	Change in %
New lending commitments			
Mortgage loans	565	1,062	-46.80
Public-sector loans	6,760	4,272	58.24
Securities issued by other borrowers	9,186	12,613	-27.17
Profit and loss account			
Net interest income	98.7	152.1	-35.11
Net interest and commission income	91.4	138.3	-33.91
General operating expenses	23.2	18.9	22.75
Operating result before provision for possible loan losses	65.3	121.4	-46.21
Provision for possible loan losses	-15.7	-32.3	-51.39
Operating result	49.6	89.1	-44.33
Half-year net income	35.6	68.8	-48.26

RECEIVED
2007 AUG 24 A 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Annual Report 2006
» more

> **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**

> **Impressions of our Annual Reception on March 21, 2007**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007

Sec 28 PfandBG
Last update: June 2007

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade

» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Investor Relations
» Ratings and Analyses
Interest Rate Forecast G3
Interest Rate Forecast Meeting
Current Financial Topics
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Contact

» www.essenhyp.de

Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

> **Standard & Poor's**	**Bank Credit Report as of June 13, 2007**
> Moody's	**Credit Opinion as of May 18, 2007** **Rating Action as of May 14, 2007**
Fitch Ratings	**Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

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ESSEN HYP

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Investor relations

Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. Inclined in the light of increased Japanese long-term interest rates. **» more (PDF)**

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home
Investor Relations
Ratings and Analyses
Interest Rate Forecast G3
» Interest Rate Forecast Meeting
Current Financial Topics
Credit Research
Bonds & Notes
Financial Reports
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Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Jun 18, 2007**
- **Forecast meeting Feb 22, 2007**

- **Forecast meeting Sep 7, 2006**
- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home
Investor Relations
Ratings and Analyses
Interest Rate Forecast G3
Interest Rate Forecast Meeting
» Current Financial Topics
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Investor Relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

- **United States: Interest rate commentary - back again as a U.S. growth optimist!** November 2006
- **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **United States: the return of inflation is a real threat!** July/August 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007

Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003
- **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
- **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

- **USA: The last ray of hope for the world economy** November/December, 2002
- **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
- **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
- **World:Real interest rates and funding conditions** May/June 2002
- **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
- **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

- **World: Will the New Economy Continue?** November/December 2001
- **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
- **Germany: Searching for the trough of the business cycle** July/August 2001
- **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
- **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
- **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

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Articles in 2000

- **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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Pfandbrief Act

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**
- **Archive**

Public-sector Loans

Breakdown of public-sector cover pool
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of new lending commitments
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Risk Management

- **Risk Report (PDF)**
- **Value at risk**
- **Worst case scenario**
- **Grundsatz I**

Code of Conduct

- **Outline**

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Breakdown of new lending commitments (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Mortgage Loans

Breakdown of mortgage portfolio
- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Cover pool at market value
Development/ Stress scenario

Surplus cover

Breakdown of non-cover loans
- **Loans with a LTV > 60%**

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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

> **Grundsatz II**

Derivatives

> **Counterparty ratings**
> **Yield curve distribution**

Ratings

> **Overview of ratings**

Breakdown of new lending commitments
> **Domestic loans by type of property, region and LTV**
> **Foreign loans by type of property, country and LTV**

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

Rate Outlook G3
» **more**

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» **more**

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Overview of updates

Subject	**Update period**	**Last update**
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	06.2007
Section 28 (2) (1a) PfandBG	quarterly	06.2007
Section 28 (2) (1b,c) PfandBG	quarterly	06.2007
Section 28 (2) (2) PfandBG	quarterly	06.2007
Section 28 (3) (1) PfandBG	quarterly	06.2007
Section 28 (3) (2) PfandBG	quarterly	06.2007
Archive	quarterly	03.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	07.2007
by borrowers and regions	monthly	07.2007
by countries	monthly	07.2007
by risk weighting	monthly	07.2007
Cover pool at market value		
Development/ Stress scenario	monthly	07.2007
Surplus cover	monthly	07.2007
Breakdown of new lending commitments		
by rating	monthly	07.2007
by borrowers and regions	monthly	07.2007

by countries	monthly	07.2007
by risk weighting	monthly	07.2007
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	07.2007
by borrowers and regions	monthly	07.2007
by countries	monthly	07.2007
by risk weighting	monthly	07.2007
Breakdown of new lending commitments		
by rating	monthly	07.2007
by borrowers and regions	monthly	07.2007
by countries	monthly	07.2007
by risk weighting	monthly	07.2007
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2007
foreign loans by type of property, country and LTV	quarterly	06.2007
Cover pool at market value		
Development/ Stress scenario	monthly	07.2007
Surplus cover	monthly	07.2007
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	07.2007
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	06.2007
foreign loans by type of property, country and LTV	quarterly	06.2007
Derivatives		
Counterparty ratings	monthly	07.2007
Yield curve distribution	monthly	07.2007
Risk Management		
Value-at-risk	monthly	07.2007
Worst-case scenario	monthly	07.2007
Grundsatz I	monthly	07.2007
Grundsatz II	monthly	07.2007

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Mortgage Pfandbriefe	4,617.0	4,917.8	4,478.0	4,872.5	4,320.8	4,724.9
Cover assets	5,203.3	5,367.1	5,197.3	5,625.1	4,993.2	5,293.8
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	817.7	932.3	809.1	1,113.9	727.6	990.8
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	21.6	-
Surplus cover	586.3	449.3	719.3	752.6	590.8	568.9

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Jun 30, 2007				Jun 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,193.6	2,043.8	1,107.6	272.0	1,297.4	2,369.9	1,175.5	75.0
Cover assets	366.3	1,236.4	2,469.4	1,131.2	548.8	908.7	2,739.1	1.170,6
of which: additional cover*	0.7	3.2	4.9	808.9	102.3	45.0	-	785.0

in EUR m

b) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Public-sector Pfandbriefe / liabilities derivates	70,721.1	64,800.8	68,660.8	63,727.4	67,014.0	62,118.9
of which: derivatives	16.2	-	16.2	-	27.5	-
of which: derivatives (%)	-	-	-	-	-	-
Cover assets	72,918.7	66,550.5	72,309.8	67,581.6	70,165.0	65,331.1
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	6,998.7	3,791.6	6,586.0	3,765.0	6,410.8	3,684.3
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-		
Surplus cover	2,197.6	1,749.7	3,649.0	3,854.2	3,060.7	3,161.5

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	Jun 30, 2007				Jun 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	16,822.2	41,329.2	9,378.8	3,190.9	12,135.4	45,577.7	5,522.3	1,565.3
of which: derivatives	-	16.2	-	-	-	-	-	-
Cover assets	16,553.4	26,189.6	20,534.0	9,641.7	9,413.5	27,699.9	22,855.0	6,582.2
of which: additional cover*	-	1,271.5	4,314.3	1,412.9	-	986.6	2,731.3	73.6
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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ESSEN HYP

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Jun 30, 2007	**Jun 30, 2006**
<= € 300,000	3,395.2	3,198.6
> € 300,000 - € 5,000,000	365.5	388.5
> € 5,000,000	624.9	847.7
Total amount	**4,385.6**	**4,434.8**

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		Jun 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	681.2	-	644.4
Detached and semi-detached houses	-	2,594.4	-	2,439.5
Apartment buildings	-	342.7	-	389.3
Office	239.4	-	406.6	-
Retail	245.1	-	246.8	-
Industrial	54.4	-	53.7	-
Other commercial properties	66.8	-	91.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**605.7**	**3,618.3**	**798.1**	**3,473,2**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		Jun 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0

Apartment buildings	-	0.0	-	0.0
Office	69.6	-	71.7	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**69.6**	**0.0**	**71.7**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		**Jun 30, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		**Jun 30, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	32.1	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.1**	**0.0**	**42.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		Jun 30, 2006	
	Commercial	Residential	Commercial	Residential
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.4	-	49.1	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.4**	**0.0**	**49.1**	**0.0**
Total	**766.8**	**3,618.8**	**961.1**	**3,473.7**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Jun 30, 2007**	**Jun 30, 2006**
Germany	0,00	0,00
Total	**0,00**	**0,00**

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Austria		
Government	0.0	25.6
Regional authorities	127.4	0.0
Local authorities	0.0	0.0
Other borrowers	1,734.0	1,409.9
Total	**1,861.4**	**1,435.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Belgium		
Government	0.0	29.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	90.0
Total	**115.0**	**119.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Canada		

Government	0.0	0.0
Regional authorities	473.3	453.5
Local authorities	0.0	0.0
Other borrowers	424.6	176.2
Total	**897.9**	**629.7**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Czech Republic		
Government	123.2	238.0
Regional authorities	0.0	0.0
Local authorities	0.0	49.1
Other borrowers	0.0	11.8
Total	**123.2**	**298.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	226.5	231.0
Total	**226.5**	**231.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Finland		
Government	51.1	346.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	84.0	74.0
Total	**135.1**	**420.4**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	12.3
Other borrowers	1,082.5	890.0
Total	**1,094.2**	**904.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Germany		
Government	4,732.3	1,906.9
Regional authorities	26,973.1	27,612.2
Local authorities	2,865.6	2,467.1
Other borrowers	18,253.4	19,221.4
Total	**52,824.4**	**51,207.6**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	201.5	40.5
Other borrowers	824.6	438.5

Total	**1,026.1**	**479.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Greece		
Government	792.5	677.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**827.5**	**712.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Hungary		
Government	219.6	546.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**269.6**	**596.4**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	219,5	189,2
Total	**219,5**	**189.2**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Ireland		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	221.7	165.0
Total	**221.7**	**165.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Italy		
Government	1,666.6	86.0
Regional authorities	808.5	814.3
Local authorities	290.9	223.6
Other borrowers	87.8	175.0
Total	**2,853.8**	**1,298.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Japan		
Government	0.0	0.0
Regional authorities	87.0	87.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**87.0**	**87.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Latvia		
Government	0.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**45.0**

Assets serving as cover in EUR m

	Jun 30, 2007	Jun 30, 2006
Lithunia		
Government	0.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**39.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	201.2	144.5
Total	**201.2**	**144.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	155.0	95.0
Total	**155.0**	**95.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Poland		
Government	515.3	459.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**515.3**	459.4

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Portugal		
Government	980.0	905.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**980.0**	**905.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Slovak Republic		
Government	212.5	297.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**297.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Slovenia		
Government	142.9	54.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**142.9**	**54.1**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Spain		
Government	0.0	0.0
Regional authorities	1,849.8	1,950.6

Local authorities	10.0	0.0
Other borrowers	2,504.5	1,423.2
Total	**4,364.3**	**3,373.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	305.4	212.2
Other borrowers	0.0	0.0
Total	**305.4**	**212.2**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Switzerland		
Government	0.0	0.0
Regional authorities	314.1	216.9
Local authorities	82.2	23.0
Other borrowers	375.3	150.0
Total	**771.6**	**389.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	55.4	3.8
Other borrowers	483.5	467.0
Total	**538.9**	**470.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**

United Staates		
Government	0.0	82.6
Regional authorities	342.6	276.9
Local authorities	767.9	505.3
Other borrowers	682.9	325.2
Total	**1,793.4**	**1,189.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Others		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	55.8	0.0
Total	**55.8**	**0.0**
Total amount	**72,918.7**	**66.550.5**

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ESSEN HYP

Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Jun 30, 2007	**Jun 30, 2006**
Country		
Government	0,00	0,00
Regional authorities	0,00	0,00
Local authorities	0,00	0,00
Other borrowers	0,00	0,00
Total	**0,00**	**0,00**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2007
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

September 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.07.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	24,330	35.17
AA+ / Aa1 / AA+	5,600	8.09
AA / Aa2 / AA	4,896	7.08
AA- / Aa3 / AA-	12,591	18.20
A+ / A1 / A+	5,812	8.40
A / A2/ A	2,747	3.97
A- / A3 / A-	1,118	1.62
BBB+ / Baa1 / BBB+	383	0.55
BBB / Baa2 / BBB	92	0.13
Without rating *	11,615	16.79
Total	**69,184**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,865	8.47
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,834	6.99
Loans within the EU (public-sector banks, EU member states,		

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	675	0.98
Others	241	0.35
Total	**11,615**	**16.79**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality. 31.07.2007

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
28.00%
Credit institutions governed by public law and savings banks
12.89%
7.09%
Public-sector credit institutions with special tasks (risk weighting of 0)
10.27%
41.75%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	28,883	41.75
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,904	7.09
Public-sector credit institutions with special tasks (risk weighting of 0)	7,105	10.27
Credit institutions governed by public law and savings banks	8,919	12.89
Foreign territorial authorities and institutions governed by public law	19,373	28.00
Total	**69,184**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality.	31.07.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	2,061
Federal Government's Special Fund	1,371
Laender (individual German Federal States)	25,451
Total	**28,883**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality.	31.07.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	280
Bavaria	195
Berlin	0
Brandenburg	0
Bremen	106
Hamburg	462
Hesse	324
Lower Saxony	889
Mecklenburg-Western Pomerania	25
North Rhine-Westphalia	1,691
Rhineland-Palatinate	160
Saarland	82
Saxony	9
Saxony-Anhalt	1
Schleswig-Holstein	650
Thuringia	30
Total	**4,904**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality.	31.07.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	7,105
Total	**7,105**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality.	31.07.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,136
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,069
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,211
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	390
Mortgage loans guaranteed by the public-sector	13
Total	**8,919**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,184 m

Information as permitted by banking confidentiality.	31.07.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	6,020
EU member states	4,235
EU regional governments	2,753
EU member states, cities and municipalities	871
Loans guaranteed by EU member states	1,198
EU institutions	81
Subtotal	**15,158**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,477
States	36
Regional governments	1,217
cities and municipalities	1,039
Loans guaranteed by foreign states	446
Subtotal	4,215
Total	**19,373**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by countries

		31.07.2007
by countries	**in Euro m**	**in %**
Austria	1,852	2.68
Belgium	115	0.17
Canada	888	1.28
Cyprus	100	0.14
Czech Republic	124	0.18
Denmark	256	0.37
Finland	84	0.12
France	1,094	1.58
Germany	49,811	71.99
Great Britain	1,027	1.48
Greece	827	1.20
Hungary	269	0,39
Iceland	218	0.32
Ireland	222	0.32
Italy	2,364	3.42
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	201	0.29
Norway	168	0.24
Poland	516	0.75
Portugal	980	1.42
Slovak Republic	213	0.31

Slovenia	143	0.21
Spain	3,894	5.62
Sweden	347	0.50
Switzerland	773	1.12
The Netherlands	536	0.77
The United States	2,020	2.92
Others	142	0.21
Total	**69,184**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.07.2007

Risk weighting	in Euro m	in %
0%	48,643	70.31
10%	860	1.24
20%	19,681	28.45
100%	0	0.00
Total	**69,184**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00
31.12.2006	77,318.59	73,086.08	4,232.51	5.79	3,578.37	5.02	4,910.79	6.54
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82
31.08.2006	69,812.84	65,862.85	3,949.99	6.00	2,936.87	4.57	5,195.37	7.69

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7
31/12/2006	74,523.60	76,568.35	2,044.75	2.7	231.30	0.3	3.0
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7
31/08/2006	66,732.00	68,381.00	1,649.00	2.5	296.30	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.07.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	6,324	35.20
AA+ / Aa1 / AA+	1,356	7.55
AA / Aa2 / AA	1,609	8.96
AA- / Aa3 / AA-	3,252	18.11
A+ / A1 / A+	1,399	7.79
A / A2/ A	1,350	7.52
A- / A3 / A-	556	3.10
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	2,113	11.77
Total	**17,959**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	596	3.32
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	1,412	7.87
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	105	0.58
Others	0	0.00

Total	**2,113**	**11.77**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 31.07.2007

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
2.13%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
7.93%
42.93%
33.37%
Foreign territorial authorities and institutions governed by public law
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Public-sector credit institutions with special tasks (risk weighting of 0)
13.64%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	7,708	42.93
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	1,425	7.93

Public-sector credit institutions with special tasks (risk weighting of 0)	2,450	13.64
Credit institutions governed by public law and savings banks	383	2.13
Foreign territorial authorities and institutions governed by public law	5,993	33.37
Total	**17,959**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	403
Federal Government's Special Fund	0
Laender (individual German Federal States)	7,305
Total	**7,708**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	72
Bavaria	29
Berlin	0
Brandenburg	0
Bremen	2
Hamburg	78
Hesse	163
Lower Saxony	43
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	659
Rhineland-Palatinate	61
Saarland	17
Saxony	8
Saxony-Anhalt	0
Schleswig-Holstein	263
Thuringia	30
Total	**1,425**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,450
Total	**2,450**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	193
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	130
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	35
Total	**383**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,377
EU member states	367
EU regional governments	143
EU member states, cities and municipalities	62
Loans guaranteed by EU member states	35
EU institutions	0
Subtotal	**3,984**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,182
States	152
Regional governments	210
Foreign member states, cities and municipalities	414
Loans guaranteed by foreign states	51
Subtotal	2,009
Total	**5,993**

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Public-sector loans - Breakdown of new lending commitments

by countries

		31.07.2007
by countries	**in Euro m**	**in %**
Austria	1,049	5.83
Belgium	75	0.42
Canada	337	1.88
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	226	1.26
Estonia	0	0.00
Finland	5	0.03
France	34	0.19
Great Britain	215	1.20
Germany	11,964	66.61
Greece	28	0.16
Hungary	0	0.00
Iceland	50	0.28
Ireland	332	1.85
Italy	685	3.81
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00
Norway	135	0.75
Poland	60	0.33
Portugal	0	0.00

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	1,023	5.70
Sweden	40	0.22
Switzerland	377	2.10
The Netherlands	213	1.19
The United States	1,013	5.64
Others	98	0.55
Total	**17,959**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

		31.07.2007
Risk weighting	**in Euro m**	**in %**
0%	12,433	69.23
10%	520	2.90
20%	5,006	27.87
Total	**17,959**	**100.00**

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Risk Report

Fundamental principles

Concept and goals of risk management

Risk is an integral part of all entrepreneurial activity and involves a danger that corporate goals may not be attained due to internal and/or external events or actions or decisions, or that indeed the continuation of the company as a going concern may be jeopardized. Only conscious and target oriented risk management procedures enable Hypothekenbank in Essen AG optimally to attain its overall banking goals. Furthermore, we ensure comprehensive risk management in order to meet the expectations and requirements of our parent company, our investors and capital market partners, rating agencies and the regulatory authorities. We consider risk management to be the entire set of all organizational regulations and measures for the identification of risk and the conscious and target oriented treatment of such risk. A comprehensive system for risk identification, early warning, evaluation (analysis and assessment),

The risk management system at Hypothekenbank in Essen AG


Early warning system
Risk management
Risk controlling
Indicators:
e.g. credit business
Within and/or outside the rating system
Measurement and evaluation of the main risks
also diversification effects/portfolio level, e.g. credit risk model
Limitation of individual risks and overall risk
Implementation of measures, e.g. transfer of credit risk
Monitoring and communication of individual risks, overall risk and compliance with the credit risk strategy
Reporting
Suggestions for action
Risk identification
Risk measurement
Risk management
Risk control
active
Risk avoidance
Risk reduction/limitation
Risk transfer
Risk diversification
passive
Risk underwriting

control and monitoring within the scope of a risk management system is therefore an integral part of Essen Hyp's business processes.

Our risk management system is oriented on the business and credit risk strategy and therefore on the bank's corporate goals and constitutes a supplement to our strategic and operational planning. Its function is, in particular, assuring the bank's existence and its future success.
The concept of risk represents the danger that actual results will be different from those expected. It can therefore be described as a probability distribution in which both positive and negative variances take place around an expected value. A positive variance is described as an opportunity, whereas a negative variance is considered to be a threat.

Risk categories
Market risk. The term market risk generally comprises all risks involving unfavorable developments in the money and capital markets. Such risks result from the fluctuation of market prices (interest rates, foreign currencies) as well as other price affecting parameters (volatilities, credit spreads). Essen Hyp subdivides market risk into general market risk,

Risk categories

Market risk

- Interest rate risk
- Currency risk
- Volatility risk
- Credit spread risk
- Trading book risk

Credit risk

- Default and credit quality risk
- Concentration and cluster risk
- Country risk
- Settlement risk
- Advance payment risk
- Replacement risk
- Performance risk
- Cover pool risk

Liquidity risk

- Market liquidity risk
- Funding risk

Operational risk

- Processing risk
- System risk
- Personnel risk
- External event risk
- Legal risk
- Outsourcing risk

Other risk

- Business risk
- Strategic risk
- Reputational risk
- Real estate and property risk
- Participation and equity holding risk
- Risk relating to conditions not in line with the market

which includes interest rate risk, currency risk and volatility risk, and specific market risk, which includes credit spread risk.

Credit risk. Credit risk involves the danger that unexpected losses may result from a full or partial default and/or an increase in the expected default probability of borrowers (deterioration of creditworthiness). While default risk defines the danger that a borrower may not at all or only partially make contractually agreed upon principal or interest payments, credit quality risk is the danger of a deterioration in a borrower's creditworthiness. In addition, credit risk also comprises concentration and cluster risk, country risk and counterparty risk (settlement and advance payment risk as well as replacement and performance risk).

Liquidity risk. Liquidity risk covers the current or future danger of an institution not being able to meet its current or future payment obligations when due, or only to be able to do so while incurring losses. Essen Hyp subdivides liquidity risk into market liquidity risk and funding risk.

Operational risk. Operational risk (Op-Risk) is the danger of incurring losses due to inadequacy or failure of internal processes and systems, human error or external factors. This definition includes legal and outsourcing risk.

Other risk. The "other risk" category includes risk that can be quantified either only with difficulty or else not at all, such as e.g. business risk, strategic risk or real estate and property risk. Essen Hyp is aware of the existence of these types of risk and counters potential losses by instituting a buffer in the bank's risk taking capability calculation.

Risk taking capability, risk limitation and limit system

The central driving force of the risk and return oriented overall bank management of Essen Hyp is the optimal use of its economic capital, which is defined as that amount of capital that, with a certain degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, investment period of one year). Within the scope of the calculation the economic capital is compared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be enough capital available to cover potential losses. Risk taking capability exists when all (essential) risks are covered on an ongoing basis by the risk coverage potential (see graph top right).

The ratio of capital for risk coverage to economic capital over the reporting year is shown in the adjacent graph (bottom right).

Diagram of the risk taking capability calculation


Business risk
Operational risk
Budgeted net income
Credit risk
Revaluation reserve
Market risk
Core capital
Economic capital
Capital for risk coverage

Risk taking capability over the reporting year


%
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Market risk
Credit risk
Operational risk
Business risk
Capital for risk coverage

Organization of the risk management and controlling functions

Risk management organization

An essential prerequisite for the effectiveness and thus efficacy of the risk management system is a clear and transparent risk management organization. To ensure these qualities, the roles and responsibilities of the participating organizational units and their function within the bank wide risk management and control process are defined so as to prevent potential misunderstandings concerning responsibility or overlaps.

At Essen Hyp, the Board of Managing Directors has the overall responsibility for the management of the risks resulting from the individual activities. In the strategic area, the Board of Managing Directors is supported by the Credit Committee (CC), chaired by the Chief Risk Officer (CRO),

Risk management organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
CRO
Risk controlling
Risk management
CC
ALCO
Market risk
Credit risk
Back office
Front office
Operational risk
Liquidity risk
Other risk management units
Other risk
Risk types
Process monitoring: Internal Audit Department

and by the Asset Liability Committee (ALCO) as well as by Board and business planning meetings. Operational risk management according to the bank's stated strategy lies within the scope of responsibility of the responsible front office and back office units. Risk controlling is ensured, in particular, by the Controlling Department. Process-independent monitoring of the risk management system is carried out by Essen Hyp's Internal Audit Department.
The graph on the left provides an overview of the tasks and responsibilities defined within the scope of the risk management organization.

Internal audit
The Internal Audit Department is an instrument of the Board of Managing Directors of Essen Hyp and reports directly to the Chairman of the Board of Managing Directors. It is an essential building block of the bank-wide monitoring system. Acting on instructions from the Board of Managing Directors, it provides independent and objective audit and consulting services designed to create added value and improve business processes. It supports Essen Hyp in the achievement of its goals by evaluating and helping improve operating and business processes, risk management and controlling as well as the bank's internal control system with a systematic and target oriented approach.

Based on a long-term audit plan, the Internal Audit Department reviews and evaluates all operating and business processes of Essen Hyp on a risk and process oriented basis, including, more particularly,

- the functionality, efficacy, cost-effectiveness and adequacy of the internal control system,
- the application, functionality, efficacy and adequacy of the bank's risk management and controlling systems, reporting, information systems and finance and accounting systems,
- compliance with statutory and regulatory requirements as well as other provisions,
- compliance with corporate guidelines, regulations and stipulations, as well as
- the regularity of all operational and business processes, regulations and provisions for the protection of the bank's assets.

The Internal Audit Department draws up a written audit report in a timely manner after completion of the review process. The audit report contains a description of what has been audited, the conclusions of the audit, an assessment of these conclusions and a list of recommended measures. Implementation of the measures and recommendations stated in the report is monitored by means of a database application.

The Supervisory Board of Essen Hyp is kept informed of the most relevant findings in its regular meetings. In addition, annually and following the end of the financial year, the Supervisory Board receives a comprehensive report on the most important findings as well as on the current status of the implementation of the pertinent measures. Any serious deficiencies that are identified are reported to the Chairman of the Supervisory Board without delay.

Implementation of Basel II/SolvV and MaRisk
The impact of Basel II on Essen Hyp. In the first quarter of the reporting year, Essen Hyp participated in the Fifth Quantitative Impact Study (QIS 5). The

results were stringently analyzed and have been incorporated into Commerzbank AG's consolidated Group reporting. As a result it became apparent that the bank, which within the scope of Basel II is aiming at implementing the advanced internal rating based approach (A-IRBA), can overall look forward to distinct relief in respect to risk assets. In particular the home loan segment will benefit from the new regulatory requirements. We are currently expecting a reduction of capital requirements by approximately 60% as compared to the existing *Grundsatz I*. With a view to this future impact, the bank therefore acquired a home loan portfolio in the reporting year. Furthermore, a moderate reduction in the risk assets required can be expected within the segment "Specialized Lending", which comprises commercial real estate finance (CRE). Against this background and by means of detailed analyses, the bank is carrying out ongoing monitoring and assessment of all loans for the purposes of gradual portfolio optimization in keeping with the internal rating based approach.

For the capital markets business as a whole we have stated an increase in capital requirements pursuant to Basel II. This is particularly true for loans to borrowers governed by public law. For Essen Hyp as a traditionally large public-sector lending institution it is therefore of major importance that the demonstrably low default probability of loans to these borrowers is taken into account when modeling the relevant rating components. This is the only way to achieve a noticeable reduction of the risk-adjusted capital allocation in this core segment in the future.

The Fifth Quantitative Impact Study was carried out using the Basel II computation module implemented at the bank. Within the scope of an ongoing review process the bank is gradually integrating the relevant amendments to the Solvency Regulation (SolvV) that became final at the end of the year.

Implementation status. In the past, Essen Hyp had participated in joint projects initiated by the Association of German Pfandbrief Banks (vdp), in which internal rating components were developed for the real estate finance business. The 2004 PD (probability of default) component for commercial real estate finance has been incorporated into the bank's credit procedures and was developed jointly with BV Risk Solutions of Cologne, a subsidiary of Bankverlag Köln.

With reference to our home loan segment, i.e. residential loans to private customers, since the beginning of the reporting year Essen Hyp has been participating in a scoring procedure developed by Eurohypo AG to determine default probabilities in accordance with the Basel II requirements.

Internal rating procedures intended to measure PD for our business segments public-sector loans (Federal States *(Länder)* and territorial authorities) and/or for the capital markets business (banks) were developed by our parent company and/or within the scope of joint projects managed by the vdp and Standard & Poor's Risk Solutions, Frankfurt.

As concerns the determination of the LGD (loss given default) rate for real estate finance (both commercial loans and home loans) and the subsequent calculation of the future capital requirements according to Basel II, the bank joined a project started by other mortgage banks at an early stage.

The Basel II computation module thus designed and implemented at Essen Hyp forms the basis

which enables us to calculate and evaluate all financing transactions carried out by the bank within the scope of either new business or portfolio transactions in compliance with the pertinent regulations stipulated by Basel II.

Further standardization of the rating procedures and/or the underlying methodology is aimed at within the Commerzbank Group as part of the implementation of Basel II. Since the beginning of the financial year 2007 the bank has therefore been involved in a Group-wide migration project within which the rating components for commercial real estate finance will be integrated into the bank's credit procedures.

The components used at Essen Hyp for the capital markets and public-sector lending business (for PD and LGD determination) currently already correspond to the methods and procedures used at Commerzbank AG.

The migration of the rating procedures is intended to guarantee optimal allocation of counterparty risk and best possible management of this type of risk within the Group via a standardized risk assessment based on methodical consolidation.

In the past reporting year, the bank's activities within the scope of Basel II were already taking place with a view to the beginning stages of the supervisory review and certification of the rating components and calculation procedures. In the first quarter of 2007, the Bundesbank's auditors are expected at Essen Hyp in order to approve the internal rating procedure for loans to banks. While processing what is commonly referred to as cross-reference lists, Essen Hyp has laid the foundations for successful acceptance in collaboration with our certification specialist colleagues at Commerzbank AG and with the support of the Group, via the consulting company PwC.

According to current plan, all internal rating procedures at Essen Hyp will be reviewed by the banking supervisory authority in 2007.

MaRisk implementation. With the introduction of the Minimum Requirements for Risk Management (MaRisk), the German banking supervisory authority implemented the second pillar of Basel II and the Solvency Regulation (SolvV), the so-called "Supervisory Review Process". The MaRisk modify the Minimum Requirements for Trading Activities (MaH), the Minimum Requirements for Lending Operations (MaK) and the Minimum Requirements for the Internal Audit (MaIR). In addition to the requirements concerning the formulation of strategy and the risk taking capability, the MaRisk represent new quantitative and qualitative requirements as concerns risk management and monitoring at an institution. One of the fundamental changes is the requirement that stipulates adequate risk management and controlling processes for interest rate risk in the investment book. For Essen Hyp, however, this is nothing new, as much stricter requirements based on a gentlemen's agreement between the Federal Financial Supervisory Agency (BaFin) and the mortgage banks used to apply to mortgage banks prior to the introduction of the Pfandbrief Act (PfandBG).

To implement the MaRisk requirements, Essen Hyp has set up an interdisciplinary project group, which has identified all requirements that are relevant for the bank's business and assigned them to partial projects with specific work packages. The project group was able to complete most of the projects already by the end of 2006. Completion of partial projects still outstanding is planned for the first half of 2007. Accordingly, the MaRisk will have been fully implemented in 2007.

Risk management and controlling process

Process overview

The risk management process at Essen Hyp comprises all activities necessary for a systematic approach to risk handling at Essen Hyp. It consists of the following phases: identification, evaluation (analysis and assessment), control and communication of risk, as well as monitoring the efficacy (effectiveness) and efficiency (adequacy) of risk management measures.

- The goal of *risk identification* is a structured, detailed and wherever possible complete detection of all conceivable risk potential to be found at Essen Hyp in connection with its business processes and functional areas. Risk identification therefore provides the information needed for subsequent phases.
- The bank has implemented *early warning systems* that vary as to type and scope on the basis of the risk potential of our different areas of business. These systems serve to identify those loans and positions that begin to show indications of risk considered to be increased as compared to Essen Hyp's risk profile. This enables Essen Hyp to initiate countermeasures at the earliest possible stage (e.g. intensive treatment of loans).
- The goal of strategic *risk assessment* is to analyze the risks identified with regard to their risk potential for the bank, to rank them, and to represent them on a risk map. This quantitative

Risk management process map


Identification
Assessment
Monitoring
Management
Communication

assessment is drawn up in conjunction with a verbal justification on the basis of the following parameters: probability of occurrence, risk significance and controllability.

- (Operating) *risk measurement* is intended to determine the actual loss potentials and to reconcile them with the stipulated limits. The values thus measured are represented in the pertinent reports.
- *Risk management* means active control, i.e. actual management of the risk positions determined as part of the risk identification and risk analysis phases. Risk management must be congruent with corporate goals and the resulting goals of risk management.
- The goal of *risk reporting* is systematically to process, concentrate, channel and communicate the data obtained in connection with the previous phases.
- In the last phase of the risk management process, *risk monitoring* is intended to ensure that the actual risk position of Essen Hyp will always correspond to the targeted risk position stipulated by the Board of Managing Directors. Therefore, continuous operating control of the effectiveness of risk management measures is central to this phase.

Risk management with dual balance sheet accounting

Essen Hyp draws up both individual annual financial statements according to the German Commercial Code (HGB) and also, within the Group, annual financial statements according to the International Accounting Standards/International Financial Reporting Standards (IAS/IFRS).

By comparison to German commercial law, risk management according to IAS/IFRS is oriented to a much greater extent on the fair value principle. According to this principle, all financial assets and liabilities, including financial derivatives, must fundamentally be recognized in the balance sheet and evaluated in respect to the category to which they are assigned.

All financial instruments listed on an "active market" within the meaning of IAS 39 must be valued at fair value.

The category "Financial assets held to maturity" is not used. Market changes are recognized as either having a positive or a neutral effect on the profit and loss account. This partial balance sheet accounting at market values, often referred to as the "mixed model", necessitated the total interest rate book to be structured in partial portfolios within the scope of the overall bank management. This is the only way in which balance sheet impacts according to IAS/IFRS can be kept and managed within predefined limits. The daily valuation carried out for the purposes of IAS/IFRS accounting also helps show up potential effects of asset liability management measures.

Market risk

Strategy. Market risk is consciously incurred within the scope of the predefined limits and taking into account the relevant approval powers in order to generate earnings.

Organization. Active market risk management is the responsibility of the Capital Markets Division. Risk controlling is the task of the Market Risk Department.

Management. Market risk management is both risk and profits oriented. This involves setting market risk limits that take into account both the use of the economic capital and business expectations.

Risk measurement methods. Market risk is determined on the basis of the value at risk (VaR) concept. For these purposes, VaR is defined as the maximum loss of a portfolio over a specified holding period, where that loss will not be exceeded with a certain predetermined degree of probability (confidence

level). General market risk is calculated by means of historical simulation, and specific market risk is determined on the basis of a variance-covariance model.
The VaR is validated by means of back-testing. In this procedure, the maximum net present value change in the portfolio forecast by means of the VaR is compared to the actual changes. In addition to compliance with regulatory requirements, the goal of this procedure is to assess and continuously improve forecast quality.

Stress test and scenario analysis. As the results of a VaR calculation do not provide conclusions concerning the behavior of a particular portfolio under extreme market movements, other stress tests are carried out in addition to the VaR. Stress tests are calculated with the help of a selection of defined scenarios that distinctly exceed the range of standard daily fluctuations in the risk factors. All scenarios are developed based on historical yields and comprise both positive and negative shifts in the yield curve as well as tilts of the yield curve at certain key points on the curve. We also simulate other scenarios that are not extreme but involve other changes in the market data that are of interest to Essen Hyp (scenario analysis).

Limits. The level of general and specific market risk is limited for maximum utilization of the VaR and for the standardized stress tests. Trading book transactions are subject to a VaR sub-limit. In addition, a floor for the overall market value has been fixed.

Reporting. On a daily basis, the Board of Managing Directors, the Division Heads, the Head of Treasury and the Head of Bank Management are informed of the trends in Essen Hyp's market value, the level of the VaR including the credit spread VaR and of the utilization of the different risk limits. At the same time the net present values of the public-sector and mortgage Pfandbriefe outstanding and their pertinent cover assets, as well as changes under defined stress scenarios are also determined and communicated. Furthermore, the Board of Managing Directors receives, on a monthly basis, detailed reports from the individual corporate divisions and departments. The report prepared by the Controlling Department includes, among other things, information on the transactions carried out in the past month, their impact on the gap report, the development of the market value and the developments concerning risk limit utilization. These reports also record the status of new products if applicable. The monthly report of the Accounting and Tax Department shows, among other things, the development of the balance sheet and profit and loss items according to both the German Commercial Code (HGB) and IAS/IFRS.

Trends in market risk figures over the financial year. As of December 31, 2006 the VaR represented 54.6% of the approved limit. Average limit utilization in 2006 was 69.8%. The utilization of the limit for worst case scenarios was 56.3% at the end of the year, at an average of 56.1% over the entire year. Essen Hyp incurred almost no currency or volatility risks in 2006 or significantly eliminated them by means of hedging instruments.

New developments in the financial year

Trading book institution/active trader. In August 2006 Essen Hyp registered with the Federal Financial Supervisory Authority (BaFin) as a trading book institution or active trader. In this capacity it enters into trading positions for the purpose of the short-term generation of additional profit. These positions are taken within the scope of stringently defined

parameters. Owing to the potentially increased risk content of these positions, Essen Hyp has set a sub-limit for the VaR arising out of trading book positions, approving only certain types of contracts within the scope of trading book transactions.

New risk calculation approach. With the goal of achieving the highest possible accuracy and data security in the calculation of risk ratios, a new risk calculation method was developed in our information systems and implemented into the existing systems and processes in the course of the reporting year. Contrary to the concept held to date, in the new risk calculation ratios are calculated both on an overall basis and also for individual risk factors (interest rates, currencies and volatilities) and on different aggregation levels, which enables differentiated market risk monitoring and management.

PRIME conversion. In August of 2006 we converted our Front Arena Atlas front-end system to Front Arena PRIME. This facilitates accounting for and valuation of existing contracts.

Credit risk

Strategy. The credit risk strategy sets the framework for the medium term management of the capital markets and real estate loan portfolios. Our strategy is based on the analysis of the starting position under our business policy and the estimation of the future risks and returns linked to the granting of credit. The credit risk strategy thus constitutes the foundation for the planned activities in the capital markets and real estate finance businesses and defines both the planned products and the target markets.

Value at risk on a daily basis and on an annual average of the authorized limit in 2006 in %


100
90
80
70
60
50
40
30
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

Organization. Active management of credit risk takes place under the joint responsibility of the responsible front office (Corporate Divisions Capital Markets and Real Estate Finance) and back office (Corporate Division Transaction Management) units. Risk controlling of credit risk at portfolio level is the responsibility of the Controlling Department.

Management. As an essential core function in banking, credit risk management is a decisive competitive factor. Only an institution that is able to quantify and manage its credit risk on a timely and systematic basis can meet the increasing requirements of its various stakeholders and will in the future be able to achieve a balanced relationship between risk and return.
The target portfolio defined in our credit risk strategy is the benchmark for new business and portfolio management activities. Credit risk is managed by means of a limit system that provides for limits for both issuers and counterparties on an individual contract level and also for country limits on a portfolio level. For country risk management purposes the bank uses Group know-how in addition to its own expertise. Within the scope of the Group-wide credit and decision-making process, Essen Hyp is also included in the parent company's Group limit system.

Credit approval and decision-making process. The conditions for each credit decision are determined by Essen Hyp's guidelines on credit approval powers. Credit approval powers are visually represented as a matrix whose structure is defined by the type of borrower, the borrower's internal rating and the facility requested by the responsible front office unit. An integral component of each credit decision is a creditworthiness analysis of the borrower, which culminates in the calculation of the borrower's internal rating taking into account all default risk relevant information. To perform creditworthiness evaluations, Essen Hyp uses different EDP supported rating systems which are geared to the bank's different asset classes.

With the exception of the home loan segment, the property valuations carried out by the Hyp-Cert appraisers of Immobilien Expertise GmbH, a subsidiary of Essen Hyp, are of central significance for the determination of the lending value *(Beleihungswert)*. Sustained income from properties to be mortgaged, as evidenced in the final appraisal report and taking into account non-recoverable operating costs, must distinctly exceed principal and interest payments to the bank and, if applicable, to other lenders. With the approval of the Supervisory Board's Risk Committee, the bank has developed credit guidelines that stipulate minimum debt service coverage (DSC) ratios and maximum loan terms depending on the amortization structure. In addition, specific portfolio limits are set for special risks, e.g. construction and development financing, financing in the East German Federal States *(Länder)* and selected property types. The guidelines also list the property types currently not eligible for lending or on which the bank will lend only subject to special conditions. A catalogue of favored target countries is also included in the guidelines.

Within the levels of credit approval powers, all credit decisions at the bank require the approval of the responsible front office unit, and, subsequently, a second vote from the responsible back office unit, independently from that issued by the front office unit. Both votes have to be issued prior to deciding on a credit application and thus constitute a prerequisite for decision-making.
The Credit Committee, chaired by the Chief Risk Officer, is the central decision-making body within

the levels of credit approval powers. The Credit Committee intervenes in Essen Hyp's decision-making process to bundle risk relevant decisions and/or to vote on credit reports to be submitted to the Board of Managing Directors.
Credit decisions that are not within the credit approval powers of Essen Hyp's Board of Managing Directors are submitted to the competent units at Commerzbank AG before being submitted to the Risk Committee of Essen Hyp's Supervisory Board for final decision.

Risk measurement methods. Monitoring compliance with the bank's credit risk strategy is the job of the Controlling Department. In order to ensure implementation of the risk strategy rules and to limit risk concentrations, the economic capital tied up is used as both a reference value and the upper risk limit for concentration and cluster risk. In addition, a standard comparison of budgeted and actual performance of the bank portfolios is also carried out on the basis of the target performance defined in the credit risk strategy.
For individual contracts, credit risk is fundamentally measured on an annual basis by means of the bank's internal credit rating for the borrower, obtained by means of quantitative and qualitative data, with the intensity and frequency of the risk measurement being dependent on the borrower's level of risk. The rotational risk measurement for individual contracts is supplemented with regular rating migration analyses at portfolio or, where applicable, sub-portfolio level.
The bank's ongoing monitoring is supplemented by an early warning system oriented on the risk inherent in the different portfolios. This system is designed to enable Essen Hyp, by means of quantitative and qualitative indicators and on a timely basis, to recognize risks affecting borrowers and to initiate appropriate countermeasures.

Reporting. The Board of Managing Directors, the Division Heads and the Supervisory Board / Risk Committee are comprehensively informed of credit risk trends by means of the quarterly risk report. Any credit risks that have been identified are analyzed in accordance with their essential structural characteristics (size, country and segment concentrations as well as rating distribution) with a view to determining compliance with the credit risk strategy. In the report, loans identified as non-performing are listed and described separately for the capital markets and the real estate finance segment. On this basis the Board of Managing Directors decides on the action to be taken in regard to significant deviations from the credit risk strategy and the connected countermeasures.

Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. To date we have had no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure planning compliance for the bank. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to default status under Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down in non-performing loans.
As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure.

In view of the fact that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial real estate finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool risk management
§ 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system that stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of credits included in the cover pool and from the issuance of Pfandbriefe resulting therefrom. In this connection we have implemented a global, bank-wide risk management system that meets the special requirements of § 27 PfandBG. The duty of transparency pursuant to § 28 PfandBG is also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to €76.3bn at the end of the reporting year. The high quality of these assets is reflected on the one hand

Structure of our public-sector cover pool as of December 31, 2006
in %


26.0
46.2
13.4
8.8
5.6

Total: €76.3bn

- The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
- Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
- Public-sector credit institutions with special tasks
- Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
- Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

in a lower average risk weighting pursuant to *Grundsatz I* and, on the other hand, in the external ratings assigned by the international rating agencies. In accordance with *Grundsatz I*, 72.7% of these assets are classified as having a risk weighting of 0%, 0.9% would be weighted at 10% and 26.4% at 20%. An analysis of the credit portfolio from a rating point of view shows that 37.7% of the cover assets are rated triple A, 33.6% double A, 13.7% single A and 1.2% triple B. Assets that are not externally rated make up 13.8% of all loans included in the cover pool, consisting to 54% of loans to credit institutions governed by public law, domestic private banks and savings banks and to 46% of claims on domestic and foreign public-sector entities and public-sector institutions that according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other borrowers. As of December 31, 2006 loans to these borrowers (not including derivatives) totaled €1.2bn. Of these loans, 0.8% are rated triple A, 9.8% double A, 78.9% single A and 9.4% triple B. No external rating is recorded for 1.1% of these loans.

Rating of public-sector cover assets as of December 31, 2006

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	28,810	37.7
AA+ / Aa1 / AA+	6,658	8.7
AA / Aa2 / AA	4,777	6.3
AA– / Aa3 / AA–	14,192	18.6
A+ / A1 / A+	7,216	9.5
A / A2 / A	2,561	3.4
A– / A3 / A–	635	0.8
BBB+ / Baa1 / BBB+	808	1.1
BBB / Baa2 / BBB	93	0.1
Not rated	10,592	13.8
Total	76,342	100.0

Derivatives. The bank reduces its counterparty risk by means of bilateral framework agreements that as a rule include netting agreements. This aspect, too, is subject to a standard Group regulation. The breakdown of our derivatives portfolio by counterparty rating is shown in the following table (see also page 110 in the notes to the annual financial statements):

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	250	698	2,530	3,478
Double A	12,044	34,109	23,251	69,404
Single A	20,047	42,876	43,387	106,310
Triple B	0	0	0	0
Not rated	4,932	17,055	13,921	35,908
Total	37,273	94,738	83,089	215,100

The counterparties not rated are German subsidiaries of foreign financial and credit institutions which in turn enjoy good credit ratings. The volumes involved are shown in the following table. In this table, we have assigned the rating of these foreign financial and credit institutions to our counterparties as an "implicit rating".

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	1,150	3,046	1,771	5,967
Single A	3,782	14,009	12,150	29,941
Total	4,932	17,055	13,921	35,908

These derivatives are used exclusively to hedge the interest rate risk at the individual contract and/or portfolio level and to manage the overall interest rate book in regard to returns and interest risk profile.
Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. These stress tests ensure that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test conditions, average surplus cover available at all times was 5.5% for

Net present value surplus cover of our public-sector Pfandbriefe in € bn


81
76
71
66
61
56
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.5
5.0
4.5
4.0
3.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

public-sector Pfandbriefe, and 10.6% for mortgage Pfandbriefe. No replacement was arranged for a large volume mortgage Pfandbrief which fell due in October.

Liquidity risk

Strategy. The goal of liquidity risk management is to ensure that Essen Hyp is solvent at all times and not subject to any impairment. With this aim, Essen Hyp pursues the concept of matching long-term maturities, usually referred to as the "stable funding concept". This means that long-term loans are predominantly funded on a long-term basis.

When evaluating the liquidity situation it is important to bear in mind that the assets in the segments public-sector loans, loans to banks and corporate loans are highly liquid and can thus, within the scope of nominal surplus cover, be sold and/or placed on the repo market if necessary.

Organization. Ensuring constant payment ability at all times is the job of the Treasury Department. Measurement and monitoring of the liquidity risk are the responsibilities of the Controlling and Accounting and Tax Departments.

Management. Liquidity risk management is based on the Group's available net liquidity (ANL) concept, which was, to a large extent, introduced during the reporting year and has already been implemented into the pertinent processes and procedures. In addition, liquidity risk is managed in accordance with the regulatory liquidity ratio as set out in *Grundsatz II.*

Risk measurement methods. The calculation of the liquidity ratio according to *Grundsatz II* is the responsibility of the Accounting and Tax Department. According to this principle, a credit institution's liquidity is considered to be assured when the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting year the liquidity ratio was between 1.1 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

In addition, the bank determines liquidity risk by representing the level of mismatches in the form of a cash flow gap analysis. The mismatches are compared to existing short-term funding lines plus the liquidity reserve, which enables an assessment of the liquidity position.
Using the ANL concept, legal and economic cash flows are calculated for both balance sheet and non-balance sheet items. A compensation instrument, called balance sheet liquidity, is being developed for potential future liquidity gaps. This liquidity reserve results from borrowing on or disposing of liquid assets.

Reporting. The Treasury Department's liquidity forecast is submitted to the Board of Managing Directors on a daily basis. The Board of Managing Directors is regularly informed of Essen Hyp's liquidity situation as part of the quarterly risk report.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
minimum ratio required by law
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Operational risk

Strategy. One of Essen Hyp's ongoing concerns is to keep operational risk at the lowest level possible in order to affect the economic capital as little as possible. To achieve this, we are very demanding in regard to process quality. In addition, we are forcing introduction of an IT standard and continue to develop employee sensitivity in regard to operational risk on an ongoing basis.

Organization. Essen Hyp has appointed an Op-Risk Controller in the Controlling Department, who is in constant contact with the Op-Risk Department of Commerzbank AG. The managers of each individual business unit and department are responsible for managing operational risk within their unit or department.

Management. Various different options are available to the Heads of Essen Hyp's business units and departments. The essential issue is whether risks are consciously incurred, or, rather, reduced and/or entirely prevented, avoided or transferred (for example via an insurance policy).

Risk measurement methods. Operational risk is measured on the basis of internal and external loss data and qualitative information concerning the business environment and the process quality. This information is gathered within the scope of a Quality Self Assessment (QSA). Loss distribution is determined by means of Monte-Carlo simulation models.

Reporting. The Op-Risk Department regularly produces reports on operational risk in the IT, Personnel and Legal Departments. These reports are reviewed in the Risk Committee meetings and are regularly presented and discussed in the meetings of the Board of Managing Directors. Any operational losses including legal risk are reported on a regular basis to the Board of Managing Directors and/or to the Risk Committee.

Developments over the reporting year. Op-Risk Controlling focused on the implementation of the requirements for obtaining AMA (Advanced Measurement Approach) certification within the Group. This included the following points:

In cooperation with Commerzbank AG, a new Qualitative Self Assessment was carried out in the fourth quarter of 2006. With the aid of questionnaire modules, experts from selected business units of Essen Hyp evaluated the quality of various processes, e.g. in the personnel, compliance and IT areas. The results will be assessed in the first quarter of 2007, following which any necessary measures will be taken.
After drawing up the risk inventory, a dialogue with staff helped identify and evaluate typical sources of operational risk and the losses they could engender. The result, in the form of a risk map, shows the areas of the bank in which operational risks can develop and ranks the risk potential in an evaluation queue.

Owing to the significant use of IT systems and EDP applications, the cooperation between the Op-Risk Department and the Corporate Division Services has been further expanded. The goal of this cooperation is to ensure the functionality of the bank's IT environment so as to reduce and/or entirely avoid or prevent operational losses.

Summary and prospects

Over the reporting year, Essen Hyp has continued to develop its risk management and controlling system. The importance of risk management for a risk and return oriented overall bank management will continue to grow. Against this background, in the future we will also continue to develop our risk measurement and management processes and procedures at a high level and on an ongoing basis in concordance with forward-looking risk measurement methods. This course of action aims at ensuring optimum capital allocation. We have already reported on the risks that are of importance for an overall assessment. No other risk criteria or portfolio jeopardizing events became apparent over the reporting year. From the current perspective, no risks are apparent in the period covered by the forecast that would endanger the continuation of Essen Hyp as a going concern. We ensured that the risk coverage potential would at all times be distinctly above the level of risk incurred. The bank's risk taking capability was therefore assured at all times. As far as recognizable risks are concerned, within the scope of the annual financial statements we have taken the appropriate measures by means of write-offs, specific valuation allowances and provisions for reserves.

Overall we pursue the goal of managing the total market risk position in a manner such that by assigning economic capital to the different business segments the overall risk position is reduced without compromising profitability.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/07/2007	30.8	45.2
30/06/2007	30.9	45.2
31/05/2007	33.9	45.2
30/04/2007	56.4	45.2
31/03/2007	42.1	45.2
28/02/2007	42.6	45.2
31/01/2007	43.7	45.2
31/12/2006	54.6	69.9
30/11/2006	51.1	69.9
31/10/2006	55.0	69.9
30/09/2006	43.2	69.9
31/08/2006	62.5	69.9

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/07/2007	40.3	48.8
30/06/2007	42.3	48.8
31/05/2007	45.7	48.8
30/04/2007	53.7	48.8
31/03/2007	50.4	48.8
28/02/2007	48.8	48.8
31/01/2007	50.2	48.8
31/12/2006	56.3	55.9
30/11/2006	54.6	55.9
31/10/2006	50.8	55.9
30/09/2006	37.4	55.9
31/08/2006	44.6	55.9

ESSEN HYP

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/07/2007	4.0	7.8	8.0	12.0
30/06/2007	4.0	7.7	8.0	11.9
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9
31/12/2006	4.0	6.8	8.0	10.9
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5
30/09/2006	4.0	6.8	8.0	11.2
31/08/2006	4.0	6.8	8.0	11.1

ESSEN HYP

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0
31/12/2006	1.32	1.0
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0
30/09/2006	1.20	1.0
31/08/2006	2.22	1.0

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.07.2007

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	0.0	0.00	1,167.8	1.72	2,552.1	3.30	3,719.9	1.76
Double A	35,260.2	53.55	35,076.0	51.71	33,664.3	43.47	104,000.5	49.26
Single A	30,587.8	46.45	31,587.3	46.57	41,217.5	53.23	103,392.6	48.98
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**65,848.0**	**100.00**	**67,831.1**	**100.00**	**77,433.9**	**100.00**	**211,113.0**	**100.00**

ESSEN HYP

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.07.2007**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	64,058.9	97.28	62,387.2	91.98	68,829.9	88.90	195,276.0	92.50
Swaptions	127.8	0.19	440.6	0.65	683.7	0.88	1,252.1	0.59
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	1,261.3	1.92	4,743.3	6.99	5,291.8	6.83	11,296.4	5.35
Credit default swaps	400.0	0.61	260.0	0.38	2,628.5	3.39	3,288.5	1.56
Total	**65,848.0**	**100.00**	**67,831.1**	**100.00**	**77,433.9**	**100.00**	**211,113.0**	**100.00**

ESSEN HYP

Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

› **Standard & Poor's**	**Bank Credit Report as of June 13, 2007**
› Moody's	**Credit Opinion as of May 18, 2007** **Rating Action as of May 14, 2007**
› **Fitch Ratings**	**Rating Analysis as of December 19, 2006**

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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ESSEN HYP

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.07.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	104	8.18
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	26	2.05
AA- / Aa3 / AA-	138	10.86
A+ / A1 / A+	97	7.63
A / A2 / A	487	38.32
A- / A3 / A-	365	28.72
BBB+ / Baa1 / BBB+	42	3.30
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	0.94
Total	**1,271**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	12	0.94
Total	**12**	**0.94**

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Breakdown of non-cover assets

by borrowers

	31.07.2007	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	125	9.83
International credit institutions	207	16.29
Other foreign financial institutions (guaranteed by national or international credit institutions)	753	59.25
Others	186	14.63
Total	**1,271**	**100.00**

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Breakdown of non-cover assets

by countries

		31.07.2007
by countries	**in Euro m**	**in %**
Germany	13	1.02
EU member states without Germany		
The Netherlands	55	4.33
France	70	5.51
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	139	10.94
Ireland	153	12.04
Italy	0	0.00
Spain	192	15.11
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**609**	**47.93**
Non EU member states in Western Europe	12	0.94
Others	637	50.11
Total	**1,271**	**100.00**

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ESSEN HYP

Breakdown of non-cover assets

by risk weighting

		31.07.2007
Risk weighting	**in Euro m**	**in %**
0%	52	4.09
10%	0	0.00
20%	953	74.98
100%	266	20.93
Total	**1,271**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		31.07.2007
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	104	37.55
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	1	0.36
AA- / Aa3 / AA-	43	15.52
A+ / A1 / A+	0	0.00
A / A2 / A	7	2.53
A- / A3 / A-	122	44.04
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**277**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

		31.07.2007
by borrowers	**in Euro m**	**in %**
National credit institutions	7	2.53
Foreign Governments and municipalities	43	15.52
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	123	44.40
Others	104	37.55
Total	**277**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.07.2007
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	104	37.52
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**104**	**37.52**
Non EU member states in Western Europe	0	0.00
Others	173	62.48
Total	**277**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

31.07.2007

Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	173	62.45
100%	104	37.55
Total	**277**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.06.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	558.2	32.9	142.1	18.5	194.7	49.9	63.5	28.9	49.4	29.3	865.8	36.4
	West **	418.4	24.6	225.4	29.4	54.3	13.9	19.4	15.9	50.5	30.0	542.6	22.8
	East ***	11.3	0.7	14.0	1.8	2.9	0.7	1.0	0.8	0.1	0.1	15.3	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.2	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.7	2.4	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	9.6	0.6	0.0	0.0	3.2	0.8	1.6	1.3	5.5	3.3	19.9	0.8
	West **	41.8	2.5	29.8	3.9	5.0	1.3	1.5	1.2	4.2	2.5	52.5	2.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	55.9	3.3	0.0	0.0	33.7	8.6	12.8	10.5	12.3	7.3	114.7	4.8
	West **	283.9	16.7	201.3	26.3	32.5	8.3	3.1	2.5	4.1	2.4	323.6	13.6
	East ***	67.5	4.0	43.8	5.7	17.6	4.5	6.5	5.3	5.6	3.3	97.2	4.1
Hotels and restaurants	Foreign countries	20.7	1.2	19.0	2.5	0.0	0.0	0.0	0.0	0.0	0.0	20.7	0.9
	West **	16.3	1.0	2.7	0.4	6.6	1.7	2.3	1.9	9.3	5.5	34.5	1.4
	East ***	21.1	1.2	0.0	0.0	5.6	1.4	1.6	1.3	18.3	10.9	46.6	2.0
Other non-residential	Foreign countries	1.0	0.1	0.0	0.0	0.4	0.1	0.2	0.2	0.2	0.1	1.8	0.1

properties	West **	119.9	7.1	62.9	8.2	25.9	6.6	7.0	5.7	7.3	4.3	160.1	6.7
	East ***	10.9	0.6	1.2	0.2	3.3	0.8	0.9	0.7	0.0	0.0	15.1	0.6
Ware-houses and exhibition buildings	Foreign countries	22.4	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.4	0.9
	West **	37.4	2.2	24.6	3.2	4.0	1.0	0.6	0.5	0.6	0.4	42.6	1.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	667.8	39.3	161.1	21.0	232.0	59.4	78.1	64.0	67.4	40.0	1,045.3	43.9
	West **	918.9	54.1	546.7	71.3	128.4	32.9	33.9	27.7	77.1	45.8	1,158.3	48.7
	East ***	112.4	6.6	59.0	7.7	29.9	7.7	10.2	8.3	24.0	14.2	176.5	7.4
	Total	**1,699.1**	**100.0**	**766.8**	**100.0**	**390.3**	**100.0**	**122.2**	**100.0**	**168.5**	**100.0**	**2,380.1**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	4.3	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	4.7	0.1
	West **	3,494.1	62.2	2,291.7	63.3	138.6	50.1	4.8	20.8	2.9	8.2	3,640.4	61.2
	East ***	463.9	8.3	302.7	8.4	27.1	9.8	1.5	6.5	0.5	1.4	493.0	8.3
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	980.3	17.5	648.1	17.9	44.9	16.2	2.2	9.5	1.3	3.7	1,028.7	17.3
	East ***	48.4	0.9	33.1	0.9	2.0	0.7	0.2	0.9	0.2	0.6	50.8	0.9
Residen-tial con-struction for letting purposes	Foreign countries	31.4	0.6	0.5	0.0	10.3	3.7	2.1	9.1	1.7	4.8	45.5	0.8
	West **	493.3	8.8	305.9	8.5	44.1	15.9	9.4	40.7	18.3	51.8	565.1	9.5
	East ***	97.6	1.7	36.8	1.0	9.3	3.4	2.9	12.6	10.4	29.5	120.2	2.0
Total residential properties	Foreign countries	35.9	0.6	0.5	0.0	10.7	3.9	2.1	9.1	1.7	4.8	50.4	0.8
	West **	4,967.7	88.5	3,245.7	89.7	227.6	82.2	16.4	71.0	22.5	63.8	5,234.2	88.0
	East ***	609.9	10.9	372.6	10.3	38.4	13.9	4.6	19.9	11.1	31.4	664.0	11.2
	Total	**5,613.5**	**100.0**	**3,618.8**	**100.0**	**276.7**	**100.0**	**23.1**	**100.0**	**35.3**	**100.0**	**5,948.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	703.7	64.2	161.6	3.7	242.7	22.2	80.2	7.3	69.1	6.3	1,095.7	13.2
	West **	5,886.6	92.1	3,792.4	86.5	356.0	5.6	50.3	0.8	99.6	1.6	6,392.5	76.7
	East ***	722.3	85.9	431.6	9.8	68.3	8.1	14.8	1.8	35.1	4.2	840.5	10.1
	Total	**7,312.6**	**87.8**	**4,385.6**	**100.0**	**667.0**	**8.0**	**145.3**	**1.8**	**203.8**	**2.4**	**8,328.7**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.4	0.0	56.6	14.2	16.8	98.0	9.5
	England	149.1	69.6	53.5	28.5	26.5	257.6	24.6
	France	94.6	32.1	10.6	0.8	0.0	106.0	10.0
	Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.3
	The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.9
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.8
	Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	15.4
	Spain	67.6	0.0	16.9	0.0	0.0	84.5	8.1
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.2
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.9
Shops	United States	5.3	0.0	26.2	9.0	3.2	43.7	4.2
	England	28.0	0.0	0.0	0.0	0.0	28.0	2.7
	Poland	22.6	0.0	7.5	3.8	9.1	43.0	4.1
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.8
	Spain	1.7	0.0	0.0	0.0	0.0	1.7	0.2
other nonresidential properties	England	1.0	0.0	0.4	0.2	0.2	1.8	0.2
Warehouse and exhibition buildings	France	22.4	0.0	0.0	0.0	0.0	22.4	2.1
Total commercial properties	United States	15.7	0.0	82.8	23.2	20.0	141.7	13.5

	Belgium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	England	178.1	69.6	53.9	28.7	26.7	287.4	27.5
	France	136.0	51.1	10.6	0.8	0.0	147.4	14.1
	Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.3
	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.9
	The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.9
	Poland	39.9	0.0	9.4	3.8	9.1	62.2	6.0
	Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	15.4
	Spain	69.3	0.0	16.9	0.0	0.0	86.2	8.2
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.2
	Total	**667.8**	**161.1**	**232.0**	**78.1**	**67.4**	**1,045.3**	**100.0**

Residential Properties in Euro m 30.06.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.1	0.0	0.0	0.6	1.2
	France	3.8	0.0	0.3	0.0	0.0	4.1	8.1
Residential construction for letting purposes	United States	30.9	0.0	10.3	2.1	1.7	45.0	89.3
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.1	0.0	0.0	0.6	1.2
	United States	30.9	0.0	10.3	2.1	1.7	45.0	89.3
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	4.0	0.0	0.3	0.0	0.0	4.3	8.5
	Total	**35.9**	**0.5**	**10.7**	**2.1**	**1.7**	**50.4**	**100.0**

Total in Euro m 30.06.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**

Austria	51.7	0.0	2.9	0.0	0.0	54.6	5.0
United States	46.6	0.0	93.1	25.3	21.7	186.7	17.1
Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.0
England	178.1	69.6	53.9	28.7	26.7	287.4	26.3
France	140.0	51.1	10.9	0.8	0.0	151.7	13.8
Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.1
Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.8
The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.6
Poland	39.9	0.0	9.4	3.8	9.1	62.2	5.7
Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	14.7
Spain	69.3	0.0	16.9	0.0	0.0	86.2	7.9
Total	**703.7**	**161.6**	**242.7**	**80.2**	**69.1**	**1,095.7**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75
31.12.2006	4,479.37	4,538.27	211.10	4.65	133.19	3.05	302.55	6.41
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25
31.08.2006	5,642.88	5,276.37	366.51	6.95	181.33	3.55	587.14	10.76

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49
31/12/2006	4,582.18	4,823.05	240.87	5.26	2,780.04
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	**in %**
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61
31/12/2006	13.47
30/11/2006	12.64
31/10/2006	12.76
30/09/2006	12.74
31/08/2006	12.64

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.06.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	98.2	37.8	0.0	0.3	14.6	43.1	4.9	42.6	6.5	65.7	124.2	39.4
	West **	59.8	23.0	0.0	0.0	4.3	12.7	1.8	15.7	1.5	15.2	67.4	21.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	1.0	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.5	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.5
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	28.0	10.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.0	8.9
	West **	62.2	24.0	0.3	100.0	13.0	38.3	3.8	33.0	0.0	0.0	79.0	25.1
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	1.1	0.4	0.0	0.0	0.4	1.2	0.2	1.7	0.2	2.0	1.9	0.6

properties	West **	8.0	3.1	0.0	0.0	1.6	4.7	0.8	7.0	1.6	16.2	12.0	3.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	127.3	49.0	0.0	0.0	15.0	44.2	5.1	44.3	6.7	67.7	154.1	48.9
	West **	132.2	50.9	0.3	100.0	18.9	55.8	6.4	55.7	3.2	32.3	160.7	51.0
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	Total	**259.7**	**100.0**	**0.3**	**100.0**	**33.9**	**100.0**	**11.5**	**100.0**	**9.9**	**100.0**	**315.0**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	149.4	68.3	0.1	33.3	13.8	52.3	1.1	32.4	0.2	0.0	164.5	65.8
	East ***	16.3	7.5	0.0	0.0	1.8	6.8	0.1	2.9	0.1	0.0	18.3	7.3
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	26.4	12.1	0.1	33.3	3.7	14.0	0.4	11.8	0.1	0.0	30.6	12.2
	East ***	0.7	0.3	0.0	0.0	0.1	0.4	0.1	2.9	0.0	0.0	0.9	0.4
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	23.2	10.6	0.1	33.3	6.1	23.1	1.3	38.2	1.3	0.0	31.9	12.8
	East ***	2.6	1.2	0.0	0.0	0.9	3.4	0.4	11.8	0.0	0.0	3.9	1.6
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	199.0	91.0	0.3	100.0	23.6	89.4	2.8	82.4	1.6	0.0	227.0	90.8
	East ***	19.6	9.0	0.0	0.0	2.8	10.6	0.6	17.6	0.1	0.0	23.1	9.2
	Total	**218.6**	**100.0**	**0.3**	**100.0**	**26.4**	**100.0**	**3.4**	**100.0**	**1.7**	**0.0**	**250.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	127.3	82.7	0.0	0.0	15.0	9.7	5.1	3.3	6.7	4.3	154.1	27.3
	West **	331.2	85.4	0.6	100.0	42.5	11.0	9.2	2.4	4.8	1.2	387.7	68.6
	East ***	19.8	85.0	0.0	0.0	2.8	12.0	0.6	2.6	0.1	0.4	23.3	4.1
	Total	**478.3**	**84.6**	**0.6**	**100.0**	**60.3**	**10.7**	**14.9**	**2.6**	**11.6**	**2.0**	**565.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	England	7.8	0.0	2.6	1.3	0.9	12.6	8.2
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
Shops	England	28.0	0.0	0.0	0.0	0.0	28.0	18.2
other nonresidential properties	England	1.1	0.0	0.4	0.2	0.2	1.9	1.2
Total commercial properties	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	England	36.9	0.0	3.0	1.5	1.1	42.5	27.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
	Total	**127.3**	**0.0**	**15.0**	**5.1**	**6.7**	**154.1**	**100.0**

Residential Properties in Euro m 30.06.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0

Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 30.06.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	England	36.9	0.0	3.0	1.5	1.1	42.5	27.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
	Total	**127.3**	**0.0**	**15.0**	**5.1**	**6.7**	**154.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
Andreas Bayer	Michael Leineweber	Heiko Siede
Elvira Stirnberg-Graumann	Monika Rieks	Georg Schlüter
Peter Kronenberg		
Christin Schmid		
Heinrich Strack		

Research	Trading Support	Secretarial Support
Dirk Chlench	Nico Ebert	Elke Joachimiak
	Carmen Sandrock	Andrea Pehlke
	Man Fechner-Wang	

Specialized Finance

> **Dr. Stefan Tilch**

> **Claudia Retz**

> **Martin Hofbauer**

> **Björn Hofmann**

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 31.07.2007

Security no	Increases by	Increases on	Issuing volume **in €**	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			35,565						

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

Security no	by	on	Issuing volume **in US-$**	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A1
Subordinated Debt	BBB+	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Debt Issuance Program Prospectus 2007**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A-/A-2	A2
Mortgage *Pfandbriefe*	n.r.	Aa1
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Information Memorandum 2006**.

Günter Pless Senior Vice President Global Head of Treasury	Oliver Schwarzer Deputy Head of Treasury

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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Tel.: +49 201 8135-360
E-mail:
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Tel.: +49 201 8135-364
E-mail:
Oliver.Schwarzer@essenhyp.com

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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

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S&P	AAA	-
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Fitch Ratings	AAA	AAA

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**1.250**		

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2006 (English version) pdf**
- **Press Release Annual Report 2006 (English version) pdf**

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a *U.S. growth optimist!*
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Financial Reports

Financial Calendar 2007/ 2008

Key Dates 2007

Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
March 14, 2008	Press Conference on the 2007 Annual Accounts and publication of the German version of our 2007 Annual Report
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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These items are available:

- Annual Report 2006 English **(Download as PDF)**
- Annual Report 2006 German **(Download as PDF)**
- Annual Report 2005 English **(Download as PDF)**
- Annual Report 2005 German **(Download as PDF)**
- Annual Report 2004 English **(Download as PDF)**
- Annual Report 2004 German **(Download as PDF)**
- Annual Report 2003 English **(Download as PDF)**
- Annual Report 2003 German **(Download as PDF)**
- Annual Report 2002 English **(Download as PDF)**
- Annual Report 2002 German **(Download as PDF)**
- Annual Report 2001 English **(Download as PDF)**
- Annual Report 2001 German **(Download as PDF)**
- Annual Report 2000 English **(Download as PDF)**
- Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname*

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

First name*	
Street*	
Town*	
Postal code / Zip code*	
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E-mail	@
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Fax	

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Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

www.essenhyp.de



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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ESSEN HYP

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

ESSEN HYP

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

Contacts

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France

Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Corporate Governance Code
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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

› 15 Years of Hypothekenbank in Essen AG

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Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

Declaration of Conformity with the German Corporate Governance Code (March 21, 2007) (PDF)

Declaration of Conformity with the German Corporate Governance Code (April 24, 2006) (PDF)

> **Corporate Governance Code of Hypothekenbank in Essen**

www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Aktiengesellschaft (PDF)

> **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

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Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

www.essenhyp.de

Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head:
N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head:
W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division IV
Services

Head: H. Möller
Deputy Head:
R. Kruse

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head:
J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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ESSEN HYP

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Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans	135	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026
Public-sector loans	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357

Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes: *) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Chairman
Burkhard Dallosch
Michael Fröhner *(until March 31, 2007)*
Wolfgang Groth *(since April 1, 2007)*

Executive Vice Presidents

Norbert Boddenberg
Hans-Jürgen Kröncke
Jens Remmers

Trustees

Dieter Eberle, Lawyer
Dr. rer. pol. Thomas Geer, Deputy
Franz-Josef Schwarzhof (*since April 1, 2007*), Deputy

Supervisory Board

Michael Reuther
Chairman *(since March 21, 2007)*
Member of the Board of Managing Directors, Commerzbank AG

Dipl. oec. Berta Schuppli
Deputy Chairman

Erich Labs
Employee representative
Hypothekenbank in Essen AG

Kurt Müller
Employee representative
Immobilienexpertise GmbH

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG

Dr. Eric Strutz
Chairman *(until March 21, 2007)*
Member of the Board of Managing Directors, Commerzbank AG

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman
Member of the Central Advisory Board, Commerzbank AG

Dr. Friedel Abel

Harold Hörauf
Member of the Supervisory Board
HSBC Trinkaus & Burkhardt KGaA

Dr. Hans-Joachim Jacob
Auditor

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG

Uwe Kruschinski
Member of the Board of Managing Directors,
Landesbank Berlin AG

Priv. Doz. Dr. Ulf R. Siebel
Lawyer

Franz Grave
Auxiliary Bishop

Dr. Udo Scheffel
Chairman of the Management Board of the GBW AG Bayerische Wohnungs-Aktiengesellschaft

Dr. Wolfgang Schuppli
Lawyer

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Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Company

External Links

> **Commerzbank - Our Major Shareholder**
> **vdp - Verband deutscher Pfandbriefbanken**
(Association of German Pfandbrief Banks)

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Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

» www.essenhyp.de

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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Heussallee 18-24, 53143 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Esssen, are also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: **info@ve-k.de**
Internet: **www.ve-k.de**

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Downloads

These items are available:

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Your Partner in International Real Estate Financing

- **Annual Report 2006 (pdf)**
- Annual Report 2005 (pdf)
- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Financial Reports
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Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

Info Pool/ Press

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

» www.essenhyp.de

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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

> **Impressions of the 4th Capital Market Conference**
> **Videos and Download presentations**

> **Impressions 3rd Capital Market Conference**

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Rate Outlook G3
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Current Financial and Economic Topics
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press

Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: **caroline.fischer@essenhyp.com**

- **Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"**
- **Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""**
- **Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"**
- **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**
- **Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors**
- **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"**
- **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

- **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**
- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**
- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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ESSEN HYP

Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
> **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
> **Contact**

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» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

END